GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(US$ in thousands)

	September 30, 2003	December 31, 2002

	Unaudited	Audited
Assets
Current Assets
Cash and cash equivalents	$20,411	$16,361
Accounts receivable, net	225,829	172,745
Inventories	374,053	351,400
Deferred tax assets and recoverable taxes	17,514	11,417
Other current assets	10,913	2,997

Total Current Assets	648,720	554,920
Property, Plant and Equipment	917,789	898,948
Goodwill	116,564	114,374
Deferred Financing Costs	15,491	2,514
Future Tax Assets	8,364	—
Other Assets	2,033	645

Total Assets	$1,708,961	$1,571,401

Liabilities and Shareholders’ Equity
Current Liabilities
Trade accounts payable	$212,853	$170,334
Accrued salaries, wages and employee benefits	26,220	27,342
Other current liabilities	57,819	46,662
Bank indebtedness	2,810	23,379
Current maturities of long-term borrowings	10,771	83,942

Total Current Liabilities	310,473	351,659
Long Term Borrowings, Less Current Portion	581,816	411,833
Other Liabilities	105,542	99,341
Future Tax Liabilities	60,991	82,158
Minority Interest	—	33,312

Total Liabilities	1,058,822	978,303
Shareholder’s Equity
Invested capital	547,601	513,400
Convertible debentures	92,565	79,134
Retained (deficit) earnings	(16,813)	1,329
Cumulative foreign currency translation	26,786	(765)

Total Shareholders’ Equity	650,139	593,098

Total Liabilities and Shareholders’ Equity	$1,708,961	$1,571,401

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands)
(Unaudited)

	Three Months Ending		Nine Months Ending

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	Actual	Actual	Actual	Actual

Net Sales	$485,323	$234,523	$1,401,270	$697,622
Operating Expenses
Cost of sales	447,053	194,520	1,283,916	571,298
Selling and administrative	21,173	15,553	59,312	45,369
Depreciation	20,549	12,799	60,467	38,520
Other operating expense (income)	86	92	144	1,007

	488,861	222,964	1,403,839	656,194
Income (Loss) From Operations	(3,538)	11,559	(2,569)	41,428
Other Expenses
Interest	14,718	8,605	30,147	30,562
Foreign exchange (gains) losses	757	(557)	186	386
Amortization of deferred financing costs	552	294	4,130	879

	16,027	8,342	34,463	31,827
(Loss) Income Before Taxes	(19,565)	3,217	(37,032)	9,601
Income Tax (Benefit) Expense	(10,856)	350	(21,525)	565

(Loss) Income before Minority Interest	(8,709)	2,867	(15,507)	9,036
Minority Interest	—	(356)	217	(1,430)

Net (Loss) Income	$(8,709)	$2,511	$(15,290)	$7,606

EPS — Basic	$(0.05)	$0.02	$(0.09)	$0.06
EPS — Diluted	$(0.05)	$0.02	$(0.09)	$0.06

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
     (U.S. $ in thousands, except share data) (unaudited)

				Retained	Cumulative
	Number of	Capital	Convertible	Earnings	Translation
	Shares	Stock	Debentures	(Deficit)	Adjustment	Total

Balance
December 31, 2001	133,388,400	$58,364	$—	$(7,622)	$(944)	$49,798
Net income				7,606		7,606
Subsidiary stock activity		(418)				(418)
Foreign exchange					(1,649)	(1,649)
Debt converted to equity		325,948				325,948
Balance

September 30, 2002	133,388,400	383,894	—	(16)	(2,593)	381,285

Balance

December 31, 2002	184,892,360	513,400	79,134	1,329	(765)	593,098
Net Loss		—	—	(15,290)	—	(14,390)
Acquisition of minority shares	13,198,501	34,201	—	—	—	34,201
Foreign exchange		—	13,431	—	27,551	40,982
Interest on convertible debentures		—	—	(2,852)	—	(2,852)
Balance

September 30, 2003	198,090,861	$547,601	$92,565	$(16,813)	$26,786	$650,139

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ending

	September 30,	September 30,
	2003	2002

OPERATING ACTIVITIES
Net (loss) income	$(8,709)	$2,511
Adjustment to reconcile net income (loss) to net cash
Provided by (used for) operating activities:
Depreciation	20,549	12,799
Amortization	552	294
Deferred income taxes	(9,010)	(2,640)
Gain on disposition of property, plant and equipment	—	(254)
Unrealized foreign exchange on related party loans	—	(4,043)
Accrued interest on related party loans	—	757
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	7,000	873
Inventories	(4,653)	(10,295)
Other assets	(2,341)	(5,063)
Liabilities	13,019	(3,889)

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	16,407	(8,950)
INVESTING ACTIVITIES
Additions to property, plant and equipment	(16,253)	(4,143)
Proceeds from dispositions	—	15

NET CASH USED IN INVESTING ACTIVITIES	(16,253)	(4,128)
FINANCING ACTIVITIES
(Payment) borrowing of short-term and long-term borrowings, net	(5,176)	11,696
Additions to deferred financing costs	(1,615)	—
Foreign exchange loss	(480)	—
Changes in minority interest	—	1,291
Subsidiary stock activity	—	987

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(7,271)	13,974

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,117)	896
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,528	7,594

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$20,411	$8,490

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Nine Months Ending

	September 30,	September 30,
	2003	2002

OPERATING ACTIVITIES
Net (loss) income	$(15,290)	$7,606
Adjustment to reconcile net income (loss) to net cash
Provided by operating activities:
Depreciation	60,467	38,520
Amortization	4,130	879
Deferred income taxes	(20,739)	(4,861)
Gain on disposition of property, plant and equipment	(93)	—
Unrealized foreign exchange on related party loans	7,241	181
Accrued interest on related party loans	(2,884)	(594)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(56,501)	(36,320)
Inventories	(2,808)	(3,467)
Other assets	(10,034)	(5,152)
Liabilities	39,691	12,736

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,180	9,528
INVESTING ACTIVITIES
Additions to property, plant and equipment	(40,475)	(21,787)
Assets acquisition	—	(8,356)
Proceeds from dispositions	77	134

NET CASH USED IN INVESTING ACTIVITIES	(40,398)	(30,009)
FINANCING ACTIVITIES
Proceeds from issuance of new debt		542,357
(Payment) borrowing of short-term and long-term borrowings, net	(484,554)	20,572
Additions to deferred financing costs	(15,034)	—
Foreign exchange loss	(520)	—
Changes in minority interest	(218)	2,365
Subsidiary stock activity	(763)	947

NET CASH PROVIDED BY FINANCING ACTIVITIES	41,268	23,884

INCREASE IN CASH AND CASH EQUIVALENTS	4,050	3,403
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,361	5,087

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$20,411	$8,490

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION

The consolidated financial statements include the results and accounts of companies controlled by Gerdau Ameristeel Corporation, a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. Gerdau Ameristeel’s financial statements are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

The 2002 consolidated financial statements include the accounts of “Gerdau North America Group” consisting of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, “GUSA’’). All significant intercompany transactions and accounts have been eliminated in consolidation.

On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. (“Co-Steel’’), a Canadian public company. This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group’s historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel’s name was changed to Gerdau Ameristeel Corporation (the “Company’’ or “Gerdau Ameristeel”). As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to 1. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau Ameristeel.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian GAAP. However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normally recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report and have been prepared using the same accounting policies as described in Note 2 of the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and nine month periods ended September 30, 2003 and 2002 are not necessarily indicative of the results to be expected for future periods. The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers.

NOTE 2 — INVENTORIES

Inventories consist of the following ($000s):

	At September 30,	At December 31,
	2003	2002

	(unaudited)
Ferrous and non-ferrous scrap	$65,628	$40,983
Work in-process	44,076	33,701
Finished goods	161,288	195,893
Raw materials (excluding scrap) and operating supplies	103,061	80,823

	$374,053	$351,400

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following ($000s):

	At September 30, 2003
	(unaudited)

		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$81,956	$11,511	$70,445
Buildings and improvements	220,474	113,266	107,208
Machinery and equipment	891,128	200,540	690,588
Construction in progress	38,953		38,953
Property, plant and equipment held for sale	10,595		10,595

	$1,243,106	$325,317	$917,789

NOTE 4 — STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option’s vesting periods and includes option granted subsequent to January 1, 2002 and excludes options issued prior to January 1, 2002. The following assumptions were used:

Expected dividend yield	0%
Expected share price volatility	25%
Risk-free rate of return	4%
Expected period until exercise	5 years

(Amounts in $000 except per share data)

	For the Three Months Ended		For the Nine Months Ended

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(unaudited)		(unaudited)
Net (loss) income, as reported	$(8,709)	$2,511	$(15,290)	$7,606
Pro forma stock-based Compensation cost	25	25	75	75
Pro forma, net income	$(8,734)	$2,486	$(15,365)	$7,531
Earnings per share
Basic, as reported	$(0.05)	$0.02	$(0.09)	$(0.06)
Basic, pro forma	(0.05)	0.02	(0.09)	(0.06)
Diluted, as reported	(0.05)	0.02	(0.09)	(0.06)
Diluted, pro forma	(0.05)	0.02	(0.09)	(0.06)

NOTE 5 — JOINT VENTURES

The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and SSS/MRM Guide Rail are 50% joint ventures. The results for Gallatin Steel are presented from the date of acquisition, October 23, 2002; therefore the results for the three months and nine months ending September 30, 2002 exclude Gallatin Steel. The Company’s interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company’s proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in the consolidated financial statements. The Company’s interest in the joint ventures is as follows ($000s):

	At September 30,	At December 31,
Balance Sheet	2003	2002

	(unaudited)
Current assets	$45,976	$45,234
Property, plant and equipment	108,991	107,421
Current liabilities	21,215	26,505
Long-term debt	4,670	3,415

	Three Months ended September 30,

Statement of Earnings	2003	2002

	(unaudited)
Sales	$52,700	$4,071
Operating earnings	4,109	246
Earnings before income taxes	191	257

	Nine Months ended September 30,

	2003	2002

	(unaudited)
Sales	$163,072	$10,674
Operating earnings	13,980	1,045
Earnings before income taxes	1,729	1,052

	Three Months ended September 30,

Changes in Cash Flows	2003	2002

	(unaudited)
Cash provided by (used in)
Operating activities	$4,867	$(855)
Investing activities	(1,620)	(11)
Financing activities	(1,918)	1,665

Proportionate share of increase in cash	1,329	799

	Nine Months ended September 30,

	2003	2002

	(unaudited)
Cash provided by (used in)
Operating activities	$5,673	$36
Investing activities	(4,592)	(36)
Financing activities	(2,146)	—

Proportionate share of decrease in cash	(1,065)	—

NOTE 6 — LONG-TERM DEBT

At September 30, 2003, Gerdau Ameristeel debt includes the following ($000s):

Senior Notes, 10 3/8% due 2011, net of original issue discount	$397,087
Senior Secured Credit Facility	149,991
Industrial Revenue Bonds	36,795
AmeriSteel Bright Bar Term Loan	3,368
Gallatin Joint Venture Debt	6,375
Other	1,781

595,397
Less current portion	13,581

$581,816

At December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and included the following ($000s):

Gerdau Canada Group:
Bank indebtedness	$17,243
U.S. Dollar Floating Rate Term Loan	61,743
Canadian dollar revolving loan (Cdn $35.0 million)	22,157
Other	1,444
GUSA:
AmeriSteel Revolving Credit Agreement	100,800
AmeriSteel Term Loan	68,750
Industrial Revenue Bonds	36,795
AmeriSteel Bright Bar	3,522
Other	809
Co-Steel Group:
Bank Indebtedness	6,136
Canadian dollar revolving loan (Cdn$48.3 million)	30,577
U.S. Dollar Fixed Rate Reducing Term Loan	96,784
Fair value of early payment penalty of fixed rate reducing term loans	9,065
U.S. dollar revolving loan	59,768
Other	3,561

519,154
Less current portion	(107,321)

$411,833

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company’s parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility, with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At September 30, 2003, approximately $103.5 million was available under the Senior Secured Credit Facility.

Gerdau Ameristeel US Inc. issued industrial revenue bonds (“IRBs”) in prior years to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. $9.4 million of the IRBs mature in the fourth quarter of 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Senior Secured Credit Facility back the IRBs.

The AmeriSteel Bright Bar Term Loan represents a bank loan of Gerdau Ameristeel US Inc.’s majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year. Gerdau Ameristeel US Inc. is a guarantor of the loan. Gallatin Joint Venture Debt represents the Company’s proportionate 50% share of the joint venture’s outstanding debt, including borrowings under its $40 million credit facility and capital leases. Other debt includes equipment loans and capital leases at various subsidiaries.

In order to reduce its exposure to interest-rate fluctuations, the Company had entered into four interest-rate swap agreements. The interest-rate swaps have a notional value of $69 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at September 30, 2003, was approximately $5.4 million.

NOTE 7 — ACQUISITION

On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies’ cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau Ameristeel’s ownership on July 2, 2002.

NOTE 8 — SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills and (b) Downstream products. Steel products sold to the downstream divisions are sold at market prices with intra-company transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily cash, assets held for sale, some property, plant and equipment, deferred income taxes and deferred financing costs. Operational results and other financial data for the two business segments for the three and nine months ended September 30, 2003 and 2002, are presented below ($000s):

	Three Months Ending		Nine Months Ending

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 3002

	(unaudited)		(unaudited)
Revenue from external customers:
Steel mills	$410,114	$158,252	$1,177,233	$483,258
Downstream products	75,209	76,271	224,037	214,364

Total	$485,323	$234,523	$1,401,270	$697,622
Inter-company sales:
Steel mills	$78,420	$45,160	$235,008	$126,006
Downstream products	—	—	—	—
Corp/eliminations/other	(78,420)	(45,160)	(235,008)	(126,006)

Total	$—	$—	$—	$—
Total sales:
Steel mills	$488,534	$203,412	$1,412,241	$609,264
Downstream products	75,209	76,271	224,037	214,364
Corp/eliminations/other	(78,420)	(45,160)	(235,008)	(126,006)

Total	$485,323	$234,523	$1,401,270	$697,622
Income (loss) from operations:
Steel mills	$565	$11,207	$1,806	$43,345
Downstream products	970	3,741	4,343	12,179
Corp/eliminations/other	(5,073)	(3,389)	(8,718)	(14,096)

Total	$(3,538)	$11,559	$(2,569)	$41,428

	September 30, 2003	December 31, 2002

Segment assets:
Steel mills	$1,545,306	$1,424,363
Downstream products	134,110	122,425
Corp/eliminations/other	29,545	24,613

Total	$1,708,961	$1,571,401

Geographic data is as follows:

	United States	Canada	Total

September 30, 2003
Revenue from external customers	$1,078,686	$322,584	$1,401,270
Long-lived assets	655,496	262,293	917,789
September 30, 2002
Revenue from external customers	$578,688	$118,934	$697,622
Long-lived assets	388,235	140,472	528,707

NOTE 9 — OTHER OPERATING EXPENSE

Other operating expense for the nine months ended September 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel’s Mayer Parry Recycling unit in England, asset write-downs of $.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the nine months ended September 30, 2002 was $1.0 million relating to the closing of certain of the Company’s fabricating plants.